November 23, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attention: Howard Efron

Wilson Lee

Re:	Canna-Global Acquisition Corp
Form 10-K for the Year Ended December 31, 2021
Filed April 13, 2022
File No. 001-41102

Dear Ladies and Gentlemen,

On behalf of Canna-Global Acquisition Corp (the “Company”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated November 17, 2022 (the “Comment Letter”), with respect to the above-referenced annual report on Form 10-K filed on April 13, 2022 (the “Annual Report”). Concurrently with this submission, the Company has filed Amendment No. 1 to the Annual Report.

The response set forth below is based upon information provided to Rimon P.C. For convenience, we have included the specific comment and heading used in the Comment Letter. On behalf of the Company, we advise you as follows:

Form 10-K for the Year Ended December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: We respectfully acknowledge the Staff’s comment and point the staff to the additional disclosure inserted on pages 9 and 24 of the revised Annual Report which disclose that our Sponsor, Canna-Global LLC is controlled by one or more non-US persons and therefore may constitute a “foreign person” under CFIUS rules and regulations, which in turn could limit the pool of potential targets that we may complete an initial business combination with. We also disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent us from completing an initial business combination and require us to liquidate.

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1990 K Street NW, Suite 420, Washington, D.C. 20006

P: (202) 935-3390

If you have any additional questions regarding our response or the revised Annual Report, please do not hesitate to contact Debbie Klis on (202) 935-3390 of Rimon P.C.

Kindest regards,

/s/ Debbie A. Klis
Rimon P.C.

cc:	J. Gerald Combs, CEO, Canna-Global Acquisition Corp Sharwin Sinnan, CFO, Canna-Global Acquisition Corp

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